UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 5102, 51/F, Cheung Kong Center
2 Queen’s Road Central
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On July 20, 2023, Revere Securities LLC and R. F. Lafferty & Co., Inc., the underwriters of the initial public offering (the “IPO”) of Prestige Wealth Inc., an exempted company with limited liability formed in the Cayman Islands, notified the Company of their decision to exercise in full the over-allotment option to purchase an additional 150,000 ordinary shares of the Company, par value $0.000625 per share, at a price of $5.00 per share. The closing for the sale of the over-allotment shares took place on July 21, 2023. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $5.75 million, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: July 25, 2023	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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